UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to ______________

Commission File Number 0-7229

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NATIONAL CITY SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NATIONAL CITY CORPORATION
1900 EAST NINTH STREET
CLEVELAND, OHIO 44114

REQUIRED INFORMATION

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A. The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1. Statement of Net Assets Available for Benefits - December 31, 2003 and 2002
2. Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2003
3. Notes to Financial Statements
4. Schedule of Assets (Held at the End of Year)

B. The following exhibit is filed as part of this annual report:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NATIONAL CITY SAVINGS AND
INVESTMENT PLAN

Date: June 21, 2004

By: /s/ Shelley J. Seifert

Shelley J. Seifert,
Member of the Administrative
Committee for the National City
Savings and Investment Plan

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

National City Savings and Investment Plan
Year ended December 31, 2003
With Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee of
National City Savings and
Investment Plan

We have audited the accompanying statements of net assets available for benefits of the National City Savings and Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 7, 2004

National City Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Cash	**$ 2,559,558**	$ 231,333
Investments, at fair value	**1,828,490,971**	1,516,208,628
Receivables:		
Employer contributions	**1,769,516**	-
Employee contributions	**2,382,711**	-
Accrued income	**843,136**	1,005,508
Due from broker	**139,703,145**	829,641
Total receivables	**144,698,508**	1,835,149
Total assets	**1,975,749,037**	1,518,275,110
Liabilities		
Pending securities purchases	**144,405,395**	2,836,320
Net assets available for benefits	**$ 1,831,343,642**	$ 1,515,438,790

See notes to financial statements.

National City Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Net investment income:	
Net appreciation in fair value of investments	$ 285,768,569
Interest and dividend income from National City Capital Preservation Fund and Armada Funds	16,831,940
Dividend income from other mutual funds	939,527
Dividend income from National City Corporation Common Stock	30,238,907
Interest income from participant loans	1,876,010
	335,654,953
Contributions:	
Employer	64,800,226
Employee	95,584,705
	160,384,931
Benefits paid to participants	(180,376,992)
Net transfers from the National City Savings and Investment Plan No. 2	241,960
Net increase	315,904,852
Net assets available for benefits at beginning of year	1,515,438,790
Net assets available for benefits at end of year	$ 1,831,343,642

See notes to financial statements.

National City Savings and Investment Plan

Notes to Financial Statements

Year ended December 31, 2003

1. Significant Accounting Policies

The financial statements of the National City Savings and Investment Plan (the Plan) are prepared on the accrual method of accounting.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of mutual funds and units of the National City Capital Preservation Fund are valued at the net asset value of shares/units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefits are recorded when paid.

Net transfers from the National City Savings and Investment Plan No. 2 represent participants who had a change in employment status between National City Corporation or one of its subsidiaries and National Processing, Inc.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

2. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for substantially all National City Corporation (NCC) personnel who are employed by any subsidiary of NCC which has adopted the Plan (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses of the Plan are paid by the Employers.

2. Plan Description (continued)

An eligible employee may become a participant in the Plan on an unmatched basis on the first day of any calendar month after he or she has attained age 21 and completed thirty days of service. The Plan allows participants to elect to contribute from 1% to 20% of combined cash compensation (base pay and up to $75,000 of certain additional pay). Participants direct their contributions in 1% increments among any of the Plan's twelve investment funds. Contributions made to any of the funds may be temporarily invested in the Armada Money Market Fund.

Participants are eligible for Employer matching contributions on the first of the month following one year of service. The monthly matching contribution is equal to 115% of the participant's contribution up to 6% of the participant's combined cash compensation. All employer contributions are initially invested in the National City Corporation Stock Fund.

Each participant's account is credited with the participant's contributions and allocations of (a) the Employers' contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts credited to a Participant's account are 100% vested at all times. Participant and employer contributions are eligible to be transferred and invested in any of the fund options of the Plan.

Participants are allowed to borrow at a fixed interest rate up to 50% of the value in their account balance, with a minimum loan of $500 and a maximum loan of $50,000. Participants are restricted to only one loan in any twelve-month period and to a maximum of two loans at any one time.

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or in monthly, quarterly or annual installments. For terminations due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Although it has not expressed any intent to do so, NCC has the right under the Plan to discontinue employer and participants' contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. Investments

During 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value by $285,768,569 as follows:

	Net Appreciation in Fair Value of Investments
Armada Funds	**$ 97,751,106**
Other mutual funds	**27,965,759**
National City Corporation Common Stock	**159,512,593**
National Processing, Inc. Common Stock	**539,111**
	$285,768,569

The fair value of investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2003	**2002**
National City Capital Preservation Fund for Retirement Trusts	**$109,405,542**	$ 87,609,072
Armada Money Market Fund	**138,995,818**	162,286,668
Armada Small Cap Value Fund	**126,630,164**	87,848,835
Armada Large Cap Growth Fund	**187,348,262**	157,143,800
Armada Bond Fund	**-**	117,847,950
Armada S&P 500 Index Fund	**112,252,814**	66,007,426*
Barclays Global Bond Index Fund	**107,609,877**	-
National City Corporation Common Stock	**801,766,726**	662,198,825

* The fair value is less than 5% of the Plan's net assets available for benefits as of the date indicated.

4. Party-in-Interest Transactions

The Trust Department of National City Bank, a subsidiary of NCC, is trustee for the assets of the Plan. National City Bank serves as investment advisor to the investment portfolios of the National City Capital Preservation Fund and the Armada Funds.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Tax Status

The Internal Revenue Service has determined and informed NCC by a letter dated February 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	**$ 1,831,343,642**	$ 1,515,438,790
Amounts allocated to withdrawing participants	**(3,435,531)**	(718,089)
Net assets available for benefits per Form 5500	**$ 1,827,908,111**	$ 1,514,720,701

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to Form 5500:

Benefits paid to participants per the financial statements	**$ 180,376,992**
Amounts allocated to withdrawing participants at December 31, 2002	**(718,089)**
Amounts allocated to withdrawing participants at December 31, 2003	**3,435,531**
Benefits paid to participants per Form 5500	**$ 183,094,434**

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

National City Savings and Investment Plan

EIN 34-1111088 Plan 005

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* National City Capital Preservation Fund for Retirement Trusts	109,405,542 units	$ 109,405,542
* Armada Funds:		
Money Market Fund	138,995,818 shares	138,995,818
Small Cap Value Fund	5,840,875 shares	126,630,164
Large Cap Growth Fund	9,819,091 shares	187,348,262
S&P 500 Index Fund	11,729,657 shares	112,252,814
Balanced Allocation Fund	3,415,237 shares	32,376,448
Large Cap Value Fund	3,377,778 shares	55,767,111
Templeton Foreign Equity Fund	3,423,211 shares	58,023,429
Franklin Small-Mid Cap Growth Fund	1,174,476 shares	35,821,529
Janus Twenty Fund	707,617 shares	25,594,492
Vanguard Small Cap Index Fund	5,639 shares	127,433
Barclays Global Bond Index Fund	10,739,509 shares	107,609,877
* National City Corporation Common Stock	23,623,062 shares	801,766,726
* Participant loans	At interest rates ranging from 4.0% to 11.75%	36,771,326
		$1,828,490,971

* Indicates party-in-interest to the Plan.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-45363, No. 333-61712 and No. 333-67354) pertaining to the National City Savings and Investment Plan of National City Corporation of our report dated June 7, 2004, with respect to the financial statements and schedule of the National City Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Cleveland, Ohio
June 17, 2004